SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A. A Publicly-Held Company CNPJ: 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. A Publicly-Held Company CNPJ: 42.157.511/0001-61 NIRE: 32.300.025.897

MATERIAL EVENT NOTICE

This notice is not an offer to sell or any offer to buy securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or any of their respective affiliates absent registration or an exemption from registration.  The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger.  Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

Managements of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“Aracruz”), pursuant to applicable laws and further to the joint press release published on August 21, 2009 (“Release”), hereby inform the market that, after having convened the Extraordinary General Shareholders’ Meetings (“EGMs”) referred to in the Release and without having decided on any items of the EGMs’ agendas, the shareholders present at such EGMs decided to suspend them for 48 hours.  As a result, the Aracruz EGM shall reconvene, irrespective of any new notice of meeting, on August 26, 2009, at 11:00 a.m., at Aracruz’s Board Room located at its headquarters with addresses at Rodovia Aracruz/Barra do Riacho, km 25, s/nº (Fábrica), in the city of Aracruz, state of Espírito Santo.  The VCP EGM shall also reconvene, irrespective of any new notice of meeting, on August 26, 2009, at 2:00 p.m., at VCP’s headquarters with addresses at Alameda Santos, nº 1357, 8º andar, in the city of São Paulo, state of São Paulo.
Managements of Aracruz and VCP also inform that the Justice on Duty for the São Paulo State Court of Appeals, by means of an order dated August 22, 2009 and issued in connection with an interlocutory appeal filed by ACO Fundo de Investimento Multimercado - Investimento no Exterior, ruled that the Aracruz and VCP EGMs scheduled for this 24th day of August of 2009 may occur albeit any decisions approved at such EGMs will be conditioned upon the rulings of the presiding judge to be randomly chosen to review the interlocutory appeal.

São Paulo, August 24, 2009.

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer